Mail Stop 4561

March 6, 2007

VIA U.S. MAIL

Mr. Ricky Ang
Chief Executive Officer
Sun New Media, Inc.
Fourth Floor 1120 Avenue of the Americas
New York, NY 10036

> **Re:** **Sun New Media, Inc.**
> **Form 10-KSB/A for the transition period ended March 31, 2006**
> **Filed September 5, 2006**
> **File No. 000-26347**

Dear Mr. Ang:

We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the transition period from October 1, 2005 to March 31, 2006

Report of Independent Registered Public Accounting Firm, page 29

1. Please revise your filing to include an audit report covering the financial statements as of and for the period ended September 30, 2005.

2. Please revise the opinion paragraph of the Report of Independent Registered Public Accounting Firm to reflect the proper period.

Consolidated Statement of Operations, page 31

3. Please revise to present the expense associated with non-cash compensation in the same line or lines as cash compensation paid to the same employees. You may disclose the amount of expense related to non-cash compensation included in the specific line items in a parenthetical note to the appropriate income statement line items, in the footnotes to the financial statements, or within MD&A.

4. We note that on page 24 you disclose that 99% of revenues and a significant amount of the expenses you recognized during the period ended March 31, 2006, reflect results from your brokerage business, which was divested subsequent to year end. Please tell us why you have not classified the operations of the brokerage business as discontinued operations in your statements of operations.

Consolidated Statement of Cash Flows, page 34

5. Please tell us what is included in the line item Cash acquired in business combination, net, for the period ended March 31, 2006. It is not clear how cash acquired could be a reduction in your cash balance.

6. Please tell us what the issuance of common stock relates to. If this relates to proceeds from the exercise of stock options please revise to make this clear. Also, tell us what the expenses incurred on issuance of common stock relates to. We would expect that expenses would be reflected in the net loss for the period and not in financing activities. Please clarify.

Note 3 – Business Acquisitions, page 39

7. We note that you are using the value of the assets acquired to measure the acquisition cost of your multiple acquisitions due to the high volatility in both volume and price of your stock. Please provide us with more specifics on how you determined that the value of the assets acquired was more reliable than the consideration given in the form of shares. During the latest fiscal year the stock traded in a range of $2.82 to $4.88. Also, provide us with the average volume during the past fiscal year.

8. For each of your business acquisitions since your inception, including the reverse acquisition with SNMG, please provide us with the following information:

- The date of the announcement and the date of the consummation of the acquisition. Also, tell us the period for which the results of operations of the acquired entity are included in the income statement of the combined entity.

Please revise your footnotes to your financial statements to include this information. For reference see paragraphs 48-50.

- The total consideration paid by you, and any contingent consideration that may be required;
- The cost of the acquired entity as currently recorded on your books, and the allocation of this cost to the various assets and liabilities acquired, as currently recorded on your books;
- The method you used to determine the cost of the acquired entity, and your calculation of that cost;
- How you will account for future contingent consideration paid in shares of your stock;
- The fair value of the consideration paid by you calculated in accordance with SFAS 141, assuming that the fair value of the shares paid by you is the trading value of those shares.

Share Purchase Agreement between the Company and Sun Business Network Ltd., page 39

9. Please revise your filing to provide all of the disclosures required by paragraphs 51 and 52 of SFAS 141 for the purchase of Sun Business Network Ltd. Refer to paragraph 57 of SFAS 141.

10. Please revise your filing to include the audited financial statements of Sun Business Network Ltd, as required by Item 310(c) of Regulation S-B. Additionally, include the pro forma financial statements required by Item 310(d) of Regulation S-B.

Share Purchase Agreement between the Company and Sun New Media Holdings Limited, page 41

11. Please revise to provide all of the disclosures required by paragraph 51 of SFAS 141.

Share Purchase Agreement between the Company and China Focus Channel Development Co. Ltd, page 41

12. Please revise to provide all of the disclosures required by paragraph 51 a-c of SFAS 141. In your response tell us what you have acquired because it appears that you have only recorded goodwill and intangible assets. Also, tell us why you amended the original agreement so that the assets of HZTD will not be transferred to SFC.

Note 4 – Goodwill and Intangible Assets, page 43

13. Please tell us how you determined that the service agreements classified as intangible assets on your balance sheet have a useful life of 30 years. In your response, tell us what these service agreements relate to and which acquisition they relate to.

14. Please tell us which acquisition the license intangible asset relates to and how you determined the value. Also, tell us the estimated useful life of the license.

Note 6 – Convertible Notes with Detachable Warrants and Stock Options, page 43

Detachable Warrants, page 44

15. Please tell us how you accounted for these warrants, and where they are recorded on the balance sheet. Additionally, please tell us if these are the same warrants discussed in the above section.

Form 10-QSB for the quarter ended December 31, 2006

Condensed Consolidated Balance Sheets, page 4

16. Please tell us what generated the large receivable balance at December 31, 2006, and why you believe all of the amount except for $69,000 is fully collectible.

Revenue Recognition, page 9

17. Please clarify your revenue recognition policy to explain exactly how you earn revenues for each of your segments. In your response, please tell us what transactional services are, and your policy for recognizing revenues from these services, as well as marketing and information services. Additionally, tell us whether any revenues have been recognized to date from the sale of software, and which segment these sales are included in.

Note 6. Goodwill and Intangible Assets, Net, page 19

18. Please tell us how you determined that magazines mastheads, license and program rights have perpetual useful lives. In your response, please tell us exactly what each of these assets relates to. Refer to paragraphs 11 and B56 of SFAS 142.

19. Please tell us how you determined that the Focus goodwill was impaired, and at what date you determined that this asset was impaired. Additionally, tell us which of the intangible assets are impaired, and when and how you determined those assets were impaired.

Note 12. Convertible Notes with Detachable Warrants and Stock Options, page 22

20. We note the notes were fully converted during the three months ended June 30, 2006. Please tell us the amount of expense that was recorded related to these notes during the period, and where the expense is classified on the consolidated statement of operations.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief